Exhibit 4(g)

                           SPOUSAL CONTINUATION RIDER

This Rider is effective as of the date it is issued for attachment to Your Contract/Certificate (hereinafter collectively referred to as "Contract"). The provisions in this Rider supercede any contrary provisions in Your Contract, but does not supercede the rights of any non-spousal Joint Owner. This Rider is effective during the accumulation phase of the Contract and will not apply if We are paying a benefit under a Settlement Option. If Your Contract is subject to the terms of a qualified plan, then the provisions of this Rider will apply only if such plan permits. The definition of Death Report Date if contained in the Contract is amended by deleting the definition and replacing it with the following:

DEATH REPORT DATE - the Valuation Date coincident with or next following the day on which We have received 1) Due Proof of Death and 2) a Written Request for an election of a single sum payment or an alternate Settlement Option as described in the Contract, or 3) the election of spousal continuation as described in this Rider.

SPOUSE AS JOINT OWNER

If Your spouse is named as an Owner, and Your death occurs prior to the Maturity Date of the Contract, Your spouse may elect to continue the Contract as Contract Owner rather than have the death benefit paid to the Beneficiary. If You were the Annuitant and Your spouse elects to continue the Contract, Your spouse will be named the Annuitant as of the Death Report Date.

SPOUSE AS BENEFICIARY

If You are the sole Contract Owner and Your spouse is the sole Beneficiary, Your Spouse may elect to continue the Contract as Contract Owner. If You were the Annuitant and Your spouse elects to continue the Contract, Your spouse will be named the Annuitant as of the Death Report Date.

If Your spouse is named as one of multi-named beneficiaries, he/she can elect to assume the Contract in the same proportion as he/she was entitled as a beneficiary.

SPOUSAL CONTRACT CONTINUANCE

If Your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit amount, the Contract Value will be increased to equal the death benefit amount. This amount is referred to as the Adjusted Contract Value. Any difference between the Contract Value and the Adjusted Contract Value will be allocated to the Investment Options in the same proportion as the allocations of the Contract prior to the Death Report Date. Any remaining contingent deferred sales/withdrawal/surrender charge applicable to the premium(s) paid prior to the Death Report Date will be waived. Your spouse will be subject to applicable distribution requirements under the Internal Revenue Code.

New Purchase Payments made and credits (if any) applied to the Contract after the Death Report Date will be subject to the contingent deferred sales/withdrawal/surrender charge (if any) reflected in the Contract Specifications. All other Contract fees and charges applicable to the original Contract will also apply to the continued Contract.

All other benefits and features described in the Contract or in any Rider(s) or Endorsement(s) will be based on Your spouses' age on the Death Report Date as if Your spouse had purchased the Contract with the Adjusted Contract Value on the Death Report Date.

The provisions of this Rider will only be applied once to this Contract.



                             /s/ George C. Kokulis

                                    PRESIDENT